                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      ------------------------------------



                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(a)

                               (AMENDMENT NO. 1)
                      ------------------------------------


                        MULTI-BENEFIT REALTY FUND '87-1
                                (Name of Issuer)


                 CLASS B UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

                      ------------------------------------


                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                          375 PARK AVENUE, SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                      ------------------------------------


                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                      ------------------------------------



                               SEPTEMBER 23, 1998
            (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------------------------------------------------------------------------


                         (Continued on following pages)

                              (Page 1 of 10 Pages)




----------------------------------                                                        -----------------------------------
CUSIP No.   NONE                                          13D/A                                   Page 2 of 10

----------------------------------                                                        -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         MADISON RIVER PROPERTIES, L.L.C.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                      (a) [ ]
                                                                                                                      (b) [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                          [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY         -------------------------------------------------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                14,032
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  14,032
 -----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         14,032
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                          [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         18.7%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
=============================================================================================================================






----------------------------------                                                        -----------------------------------
CUSIP No.   NONE                                          13D/A                                       Page 3 of 10
          --------

----------------------------------                                                        -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         INSIGNIA PROPERTIES, L.P.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                      (a) [ ]
                                                                                                                      (b) [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                          [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY         -------------------------------------------------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                14,032
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  14,032
 -----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         14,032
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                          [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         18.7%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         PN
=============================================================================================================================






----------------------------------                                                        -----------------------------------
CUSIP No.   NONE                                          13D/A                                      Page 4 of 10
          --------

----------------------------------                                                        -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         INSIGNIA PROPERTIES TRUST
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                      (a) [ ]
                                                                                                                      (b) [X]

 -----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                          [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         MARYLAND
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY         -------------------------------------------------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                14,032
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  14,032
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         14,032
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                          [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         18.7%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
=============================================================================================================================






----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                   Page 5 of 10
          --------

----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         INSIGNIA FINANCIAL GROUP, INC.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                      (a) [ ]
                                                                                                                      (b) [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         UNITED STATES
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY         -------------------------------------------------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                14,032
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  14,032
 -----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         14,032
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                          [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         18.7%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         CO
=============================================================================================================================






----------------------------------                                                        -----------------------------------
CUSIP No.   NONE                                          13D/A                                      Page 6 of 10
          --------

----------------------------------                                                        -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         ANDREW L. FARKAS
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                      (a) [ ]
                                                                                                                      (b) [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         UNITED STATES
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY         -------------------------------------------------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                14,032
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  14,032
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         14,032
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                          [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         18.7%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         IN
=============================================================================================================================

                        AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 to the Statement on Schedule 13D (the "Statement") previously filed by Madison River Properties, L.L.C. ("Madison River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia") and Andrew L. Farkas (collectively, the "Reporting Persons") in connection with their beneficial ownership of Class B units of limited partnership interest ("Class B Units") in Multi-Benefit Realty Fund '87-1, a California limited partnership (the "Partnership"), relates to an offer by Cooper River Properties, L.L.C. (the "Purchaser") to purchase up to 11,000 of the outstanding Class B Units at a purchase price of $38 per Class B Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 23, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are incorporated by reference as Exhibits 7.1 and 7.2 hereto, respectively.

         The following Items of the Statement are hereby supplemented and/or amended:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in the Offer to Purchase in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 12 ("Source of Funds") is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

             (a)-(b) Madison River directly owns 14,032 Class B Units, representing approximately 18.7% of the outstanding Class B Units based on the 75,152 Class B Units reported by the Partnership to be outstanding at June 30, 1998.

             IPLP, IPT, Insignia and Mr. Farkas may be deemed to be beneficial owners of the Class B Units directly owned by Madison River by reason of IPLP's ownership interest in Madison River, each of IPT's and Insignia's ownership interest in IPLP and Mr. Farkas's relationship with Insignia. Madison River is a wholly-owned subsidiary of IPLP, which is the operating partnership of IPT. IPT is the sole general partner of IPLP (owning approximately 70% of the total equity interests in IPLP), and Insignia is the sole limited partner of IPLP (owning approximately 30% of the total equity interests in IPLP). Insignia and its affiliates also own approximately 57% of the outstanding common shares of IPT. Mr. Farkas is the Chairman, Chief Executive Officer and President of Insignia and is the beneficial owner of approximately 18% of its outstanding common stock. Accordingly, for purposes of this Statement: (i) Madison River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 14,032 Class B Units directly owned by it; and (ii) IPLP, IPT, Insignia and Mr. Farkas are reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the 14,032 Class B Units directly owned by Madison River.

             The information set forth in the Offer to Purchase under "Introduction" and in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") is incorporated herein by reference.

             (c) On September 23, 1998, the Purchaser, IPLP, IPT and Insignia commenced a tender offer to purchase up to 11,000 of the Class B Units of the Partnership at a purchase price of $38 per Class B Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer. No other transactions in the Class B Units were effected by the Reporting Persons in the past 60 days.

             (d)-(e)  Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         7.1      Offer to Purchase, dated September 23, 1998.

         7.2      Assignment of Partnership Interest and Related Instructions.

         7.3      Credit Agreement, dated December 30, 1997.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 1998


MADISON RIVER PROPERTIES, L.L.C.              INSIGNIA FINANCIAL GROUP, INC.


By:    /s/ JEFFREY P. COHEN                   By:  /s/ FRANK M. GARRISON
      ----------------------------                 -----------------------------
      Jeffrey P. Cohen                             Frank M. Garrison
      Manager                                      Executive Managing Director



INSIGNIA PROPERTIES, L.P.

By:   Insignia Properties Trust,              ANDREW L. FARKAS
      its General Partner


By:    /s/ JEFFREY P. COHEN                   /s/ ANDREW L. FARKAS
      ----------------------------            ----------------------------------
      Jeffrey P. Cohen



INSIGNIA PROPERTIES TRUST


By:    /s/ JEFFREY P. COHEN
      -----------------------------
      Jeffrey P. Cohen
      Senior Vice President


         KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Jeffrey P. Cohen his true and lawful attorney-in-fact and agent to sign in any and all capacities this and any and all further amendments to the Statement on Schedule 13D and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such attorney-in-fact and agent full power and authority to do all such other acts and execute all such other documents as he may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.


/s/ ANDREW L. FARKAS
-----------------------------------------
Andrew L. Farkas
Dated:  September 23, 1998

                                 EXHIBIT INDEX




     EXHIBIT NO.                           DESCRIPTION
     -----------                           -----------
         7.1 Offer to Purchase, dated September 23, 1998 (incorporated by reference to Exhibit (a)(1) of the Tender Offer Statement on
                  Schedule 14D-1 filed by the Purchaser, IPLP, IPT and Insignia on September 23, 1998).

         7.2 Assignment of Partnership Interest and Related Instructions (incorporated by reference to Exhibit (a)(2) of the Tender Offer Statement on Schedule 14D-1 filed by the Purchaser, IPLP, IPT and Insignia on September 23, 1998).

         7.3 Credit Agreement, dated December 30, 1997 (incorporated by reference to Exhibit (b)(1) of the Tender Offer Statement on
                  Schedule 14D-1 filed by the Purchaser, IPLP, IPT and Insignia on September 23, 1998).